SECURE NetCheckIn Inc.

13118 Lamar Ave

Overland Park, KS 66209

May 9, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mr. H. Christopher Owings

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-173172), as amended, of SECURE NetCheckIn Inc. (the “Registrant”)

Ladies and Gentlemen:

On May 9, 2011, the Registrant filed a request for acceleration of effectiveness of registration.  The Registrant asks that the request for acceleration be withdrawn.

Please call the undersigned at (913) 515.9296 with any questions regarding this matter.

Very truly yours, SECURE NetCheckIn Inc.

By:	/s/ Sheila Seck
Name: Title:	Sheila L. Seck, JD | MBA Managing Partner

cc:	Brandi L. DeFoor SECURE NetCheckIn Inc. David Brown, Esq. Seck & Associates LLC